UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  FORM 12b-25                    SEC FILE NUMBER
                                                                       000-50322
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                           NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                     203652 10 2
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(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR
             For Period Ended: September 30, 2005
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             [  ] Transition Report on Form 10-K
             [  ] Transition Report on Form 20-F
             [  ] Transition Report on Form 11-K
             [  ] Transition Report on Form 10-Q
             [  ] Transition Report on Form N-SAR
             For the Transition Period Ended:  ________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

COMMUNITY FIRST BANCORP, INC.
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Full Name of Registrant

NOT APPLICABLE
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Former Name if Applicable

2420 NORTH MAIN STREET
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Address of Principal Executive Office (Street and Number)

MADISONVILLE, KY  42431
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |   (a)  The reasons  described in  reasonable  detail in Part III of this
      |        form  could  not be  eliminated  without  unreasonable  effort or
      |        expense
[X]   |   (b)  The subject annual report,  semi-annual report, transition report
      |        on Form  10-K,  Form 20-F,  Form  11-K,  Form N-SAR or Form N-CSR
      |        portion  thereof,  will  be  filed  on or  before  the  fifteenth
      |        calendar day  following the  prescribed  due date; on the subject
      |        quarterly  report or  transition  report on Form 10-Q, or portion
      |        thereof  will be  filed  on or  before  the  fifth  calendar  day
      |        following the prescribed due date; and
      |   (c)  The  accountant's  statement  or other  exhibit  required by Rule
      |        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE COMPANY IS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2005 WITHIN THE PRESCRIBED TIME PERIOD BECAUSE IT REQUIRES ADDITIONAL TIME TO PROVIDE INFORMATION REQUESTED BY ITS AUDITORS REGARDING THE TERMS OF THE COMPANY'S BORROWINGS.

                          PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Michael D. Wortham                  270                 326-3500
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     (Name)                           (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).  [X] Yes   [  ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X]   Yes   [  ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net loss for the three months ended September 30, 2005 was $(89,600) ($(0.32) per share) compared to a net loss of $(123,900) ($(0.45) per share) for the three months ended September 30, 2004. Net loss for the nine months ended September 30, 2005 was $(332,700) ($1.20 per share) compared to a net loss of $508,800 ($(1.83) per share) for the nine months ended September 30, 2004. The Company's results of operations for the 2004 periods benefited from the recognition of certain tax benefits, which were not utilized in 2005 because of the valuation allowance we established for our deferred tax assets. Loss before income taxes improved to $(89,600) for the quarter ended September 30, 2005 from $(187,600) for the quarter ended September 30, 2004 and improved to $(332,700) for the nine months ended September 30, 2005 from $(770,900) for the nine months ended September 30, 2004. The improvement in loss before income taxes for the 2005 periods reflected increases in net interest income and non-interest income, and a lower provision for loan losses, and a decrease in non-interest expense.

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                          Community First Bancorp, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     November 14, 2005                     By /s/ Michael D. Wortham
         -----------------                        -----------------------------
                                                  Michael D. Wortham
                                                  Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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     Intentional  misstatements or omissions of fact constitute Federal Criminal
     Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).